Filed by Inco Limited

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments.

Scott M. Hand Chairman and Chief Executive Officer

"This presentation will include projections for 2006 and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to important risks, uncertainties and assumptions that could cause actual results to vary materially, including due to the risk factors identified in our 2005 10-K filed with the U.S. SEC and under SEDAR in Canada and Inco Limited's other filings with the U.S. SEC". You are cautioned not to place undue reliance on the forward-looking statements.

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". "This presentation includes certain exploration results. These results and any related mineral reserve and mineral resource estimates, as may be included in Inco Limited's Annual Report to Shareholders and Annual Report on Form 10-K for year ended December 31, 2005, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and 2005 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2005 Annual Report to Shareholders and Annual Report on Form 10-K".

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

2005 was a great year for Inco - record revenues and Canadian GAAP earnings, very strong cash flow and a strong balance sheet '03 '04 '05 East 2474 4278 4518 West North ? $0.10/lb in LME cash nickel price ? ? $27 million in cash flow Revenue ($ millions) * Using current First Call 06 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices" '03 '04 '05 East 531 1210 1187 West North Cash flow from operations, before changes in working capital ($ millions)

We increased our quarterly dividend in February 2006 by 25% from $0.10 to $0.125 reflecting our excellent financial position and our outlook for continued strong nickel markets

Guidance We met or exceeded all of our production, cost and premium guidance for 2005 Production1 Nickel Copper PGMs Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production Inco premium over LME cash price3 5 - 10 2.85 - 2.95 485 - 490 275 380 - 390 Actual Results 5 2.65 ? ? 487 287 419 ? ? ? 1. Millions of pounds, except for PGMs which are thousands of ounces Dollars per pound Cents per pound 2005 2.10 2.25 ?

Consistent production and productivity improvements across the company - and record output at PT Inco Ontario mine productivity '03 '04 '05 '06(e) DIF 14.2 15 15.9 16.1 Tonnes of ore per work shift '03 '04 '05 '06(e) East 50 52 53 56 West North '03 '04 '05 '06(e) DIF 12.5 13.3 12.6 13.1 PT Inco mine productivity Manitoba mine productivity +12% +13% +5%

Voisey's Bay project completed ahead of original schedule and ramp up proceeding very well Voisey's Bay - concentrator overview Goro - port operations Construction of our Goro project well underway with a strong leadership team

We finished the year with about $1 billion cash in the bank *Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio 1st Qtr 418 1076 958 03 04 418 1,076 05 1st Qtr 32 30 28 03 04 32%* 30%* 05 958 28%*

? ? ? Our friendly acquisition of Falconbridge will create the world's leading nickel company and a great copper company Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

The nickel market remains very healthy and demand is strong in virtually all areas Nickel demand remains strong in China - up 38% to 208,000 tonnes in 2005 China + Hong Kong Nickel Demand 2003 2004 2005 (000s of tonnes) date J F M S M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D unwraught imp C 9053 4182 4672 4285 5240 4033 4854 4470 3871 4141 3289 5012 1024 893 2722 3555 1752 3551 5063 1654 4014 6952 unwraught imp HK 1063 304 452 368 851 630 88 808 763 1022 819 889 744 73 1013 1829 673 1162 1044 147 216 767 imports - other 589 466 988 398 889 659 594 1099 1268 757 1035 1000 1001 1250 1772 982 1565 1221 1220 1120 1333 1274 Production 5967 6191 5648 5346 5414 5397 5907 6271 6231 6176 5262 4098 6803 6990 7373 7484 6830 6558 6812 6906 4727 5035 apparent demand 16361 10608 11768 10254 12182 10524 11569 12685 12359 11976 11493 11036 9843 9477 13151 14121 11091 12763 14410 10098 10579 13866 14980 16556 21763 18056 18836 14237 16583 18303 12822 15766 15758 15332 20539 20357 97 114598 98 113856 99 112010.3 00 124378 01 118436 02 107000 03 104000 04 116500 05(e) 129000 Nickel demand from nickel based alloys (000s of tonnes) +10% +11%

Nickel companies are producing all the nickel they can Supply will continue to chase demand for some time to come Voisey’s Bay Goro PT Inco

Nickel outlook for 2006 is based on four key points: Strong rebound in global stainless production Tight stainless steel scrap market Exceptional non-stainless demand strength Limited nickel supply growth, low inventory level

Note: OECD area excludes China OECD Area: Industrial Production & Leading Indicator 1995-2006 by month OECD % chg yoy OECD Leader %Chg 6 mos smoothed OECD IP Long-Term Trend 1995 6.3 1.6 2.2 1995 5.9 -0.2 2.2 1995 5.2 -1.6 2.2 1995 5 -2.3 2.2 1995 4.5 -2.1 2.2 1995 3.9 -1.4 2.2 1995 3.2 -0.3 2.2 1995 3.5 0.7 2.2 1995 2.8 1.2 2.2 1995 2.1 1.4 2.2 1995 2.2 1.8 2.2 1995 1.9 1.9 2.2 1996 1.8 2.3 2.2 1996 1.8 3.1 2.2 1996 1.9 4.2 2.2 1996 1.4 4.5 2.2 1996 2.4 4.8 2.2 1996 2.5 4.7 2.2 1996 3 4.4 2.2 1996 2.6 4.4 2.2 1996 3.3 4.6 2.2 1996 3.6 4.8 2.2 1996 3.4 4.7 2.2 1996 3.1 4.6 2.2 1997 4 4.5 2.2 1997 4.6 4.8 2.2 1997 5.1 4.8 2.2 1997 5.4 4.7 2.2 1997 5 4.8 2.2 1997 5.6 5 2.2 1997 6.1 4.8 2.2 1997 5.7 4.7 2.2 1997 5.4 4.3 2.2 1997 6 4 2.2 1997 5.3 3.4 2.2 1997 5 2.5 2.2 1998 4.8 2 2.2 1998 4.2 1.7 2.2 1998 3.4 1.5 2.2 1998 2.9 1.1 2.2 1998 2.7 0.3 2.2 1998 1.8 -0.4 2.2 1998 1.2 -1.1 2.2 1998 1.2 -1.9 2.2 1998 1.4 -2.5 2.2 1998 0.9 -2.4 2.2 1998 0.8 -1.2 2.2 1998 0.3 0.3 2.2 1999 0.8 1.4 2.2 1999 0.9 2.5 2.2 1999 1.6 3.4 2.2 1999 1.6 4.4 2.2 1999 2.3 4.9 2.2 1999 2.7 5.7 2.2 1999 3.3 6.1 2.2 1999 3.6 6.5 2.2 1999 3.7 6.6 2.2 1999 4.1 6.2 2.2 1999 5.2 6.2 2.2 1999 6.1 6.6 2.2 2000 5.2 6.4 2.2 2000 5.6 5.5 2.2 2000 5.6 4.7 2.2 2000 6.4 3.8 2.2 2000 6.4 3 2.2 2000 6 2 2.2 2000 5.8 1.3 2.2 2000 5.8 0.3 2.2 2000 4.8 -0.3 2.2 2000 4.6 -0.8 2.2 2000 4.1 -2 2.2 2000 3.4 -3.1 2.2 2001 2.6 -4 2.2 2001 1.7 -4.4 2.2 2001 0.3 -4.7 2.2 2001 -1 -4.2 2.2 2001 -2 -3.3 2.2 2001 -2.3 -2.5 2.2 2001 -3.5 -2.4 2.2 2001 -3.5 -2.9 2.2 2001 -3.9 -3.3 2.2 2001 -4.8 -3.1 2.2 2001 -5.5 -1.5 2.2 2001 -5.3 0.4 2.2 2002 -3.8 2.1 2.2 2002 -3.3 3.9 2.2 2002 -1.9 5.2 2.2 2002 -0.8 6.1 2.2 2002 0 5.6 2.2 2002 0.4 4.4 2.2 2002 1.5 2.9 2.2 2002 1.3 1.6 2.2 2002 2.2 0.8 2.2 2002 2.7 0.2 2.2 2002 3.3 0.2 2.2 2002 2.7 0.1 2.2 2003 2.9 -0.4 2.2 2003 2.4 -1 2.2 2003 1.6 -1.3 2.2 Latest data available: Leading Indicator Jan-06 IP Jan-06 % change The global economy has been improving steadily - that is great news for stainless steel production and nickel demand Note: nickel demand and IP growth have a 94% correlation over the past 50 years 2006 date Stainless Production OECD IP Forecast SS growth 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless steel (SS) production and OECD industrial production Industrial production forecast of 6%* lends confidence to our 2006 stainless production forecast of over 7% stainless production y-o-y OECD IP y-o-y * G7 + Asia

Stainless steel output growth for 2006 expected to be strong world-wide Asia - recent marked improvement in orders, prices and output Taiwan - January melt rates up 11% as compared to December and continue to strengthen Korea - January melt rates up 7% as compared to December and continue to strengthen Japan - inventories have dropped to healthy levels - January orders up 14% from December levels - strength in domestic and export orders

Stainless steel output growth for 2006 expected to be strong world-wide Europe - orders recovering sharply - base prices rising - producers optimistic - stainless shipments in January up 8% year-over-year - growth in nickel-containing stainless steel outpacing growth in non-nickel-containing stainless

Stainless steel consumption is rebounding, inventories are down and output growth will be strong world-wide USA - stainless inventories are falling - prices are rising - production is strong - January shipments up 15% from December and show continuing strength

China will become the world's largest stainless producer this year and consume an additional 50,000 tonnes of nickel 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 2000 690 3830 2001 823 3866 2002 1147 3835 '03 1627 4113.296667 '04 2316 4194.176667 '05 3152 3988.672889 '06(e) 4421 3926.997 Stainless Steel Production 000s tonnes Non-Stainless Stainless 99 33417 8820 00 47632 12129 01 65643 17041 02 75293 26615 03 88700 43710 04 96200 64720 05e 109200 77379 06(e) 120700 121893 Chinese Nickel Consumption

total Taiwan India Japan J 19.474 6 13.474 0 F 24.121 6 18.121 0 M 25.943 6 19.943 0 A 28.172 6 22.172 0 M 26.354 6 20.354 0 J 28.73 6 22.73 0 J 32.154 6 26.154 0 A 26.62 6 20.62 0 S 33.125 6 27.125 0 O 22.732 6 16.732 0 N 25.701 6 19.701 0 D 25.984 6 19.984 0 J 32.472 13 14.472 5 F 38.567 13 17.567 8 M 52.305 27 17.305 8 A 58.747 28 22.747 8 M 50.847 23 19.847 8 J 54.76 32 14.76 8 J 53.293 34 10.293 9 A 62.42 39.7 12.72 10 S 80.912 51 19.912 10 O 80.2 53 18.158 9 N 69.7 37 23.717 9 D 71.7 38 24.717 9 J 73.051 37.7 26.351 9 F 65.959 30.8 26.159 9 M 71.039 32.6 32.439 6 A 64.153 33 25.153 6 M 59.75 31.5 20.25 8 J 65.919 41.5 16.419 8 J 57.405 39 11.405 7 A 62.521 45.5 11.021 6 S 69.557 39.3 24.257 6 O 60.734 37 17.734 6 N 37.451 14 17.451 6 D 27.7 6.7 15 6 J(f) 25 6 15 6 200 series imports into China have dropped, as Chinese import controls and consumer reaction against low nickel content 200 series intensify 2003 2004 000s of tonnes 2005 China - 200 Series Stainless Steel* Imports * Contains 1-to-4% nickel

China’s industrial production growth continues at over 16% in 2006, fueling stainless consumption Chinese industrial production growth 1990 - 2006(e) Index 1990=100 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05(e) 06(e) IP index 100 111.8 134.4954 166.3708098 202.3069047 234.8783164 265.6473758 295.6655293 321.9797614 349.3480411 389.1737178 427.7019159 481.5923573 563.463058 657.5613887 748.9624217 840.3358372 14% CAGR

Nickel containing stainless steel scrap will be tight this year * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,336 26,058 (% Change) 9.1% 8.4% -1.1% 7.1% Austenitic Ratio** 77.3% 76.7% 75.9% 75.0% Scrap Ratio 44.7% 47.8% 49.3% 47.4% Primary Nickel 804 797 740 820 Nickel in Scrap 650 731 721 738 Strong rebound Scrap growth of 2% Slight decrease again China* up 1,200kt Western world up 500kt Growth back to trend, and in-line with expected consumption growth

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e 06(e) Scrap ratio 42.1 45.5 48.4 47.7 43.7 44.1 46.2 46.6 45.7 43.49 48.2 47 45 44.7 47.8 49.3 47.4 Production Growth 0.4 0 -0.8 -0.9 9.7 13 0 9 -0.9 6.7 9.4 -3.4 9.1 9.1 8.4 -1.1 7.1 Increasing stainless output leads to a sharp fall in the scrap ratio, as the lag impact of prompt scrap availability reduces relative supply Stainless production growth versus stainless scrap ratios (%) Stainless growth Percent Scrap ratio Percent

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05e 320 360 260 277 126 06e 385 400 225 261 133 07e 405 420 225 285 08e 440 440 220 240 09e 470 450 240 251 Number of aircraft deliveries Jet Aircraft Build Schedule* & annual nickel in high-nickel alloys demand Non-stainless market should be up 6-to-8% given aerospace growth rate * Source: Airline Monitor Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05E 577 168 66 06 688 201 70 07 872 205 70 08 973 205 70 09 973 205 70 10 956 210 70 Number of Builds Gas Turbine Build Schedule * Forecast International +54%

We see rapid growth in hybrid electric vehicles, consumer nickel metal hydride and nickel cadmium (NiCd) rechargeable battery market Each hybrid electric vehicle contains 8-10 kgs of nickel 140% growth in last 2 years 3 million cars by 2010 30,000 tonnes of nickel NiCd batteries strength driven in part by portable power tools ~350g of nickel per battery pack European Parliament exempted many key industries from cadmium bans

Overall nickel production growth in 2006 will be around 45,000 tonnes, as relatively few expansions come to market 2005 Nickel Production Total Growth Forecast Other Growth Other growth Allowance for Disruption 2006 Nickel Production 1285 1310 1343 1331 46 21 29 41 1285 1331 World Nickel Production Growth YOY change +3.6% Does not take into account major risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays

World Nickel Supply/Demand Balance All figures in 000s tonnes The expected stainless rebound and limited nickel expansions will lead to a slight supply/demand deficit Note: in a lower nickel price environment, demand would be significantly higher and the supply/demand deficit would be larger than available stocks would allow

000s tonnes World production of nickel will increase during the later part of the decade, but above average demand growth will likely continue and deficits will persist World Nickel Production Forecast 00 01 02 03 04 05 06 07 08 09 10 Demand (5% per annum) 1100688 1091843 1156885 1237191 1262000 1325100 1391355 1460923 1533969 1610667 1691201 Demand (6% per annum) 1100688 1091843 1156885 1237191 1262000 1337720 1417983 1503062 1593246 1688841 1790171 Demand (7% per annum) 1100688 1091843 1156885 1237191 1262000 1350340 1444864 1546004 1654225 1770020 1893922 2005 Supply 1096141 1133945 1168683 1198816 1255456 1289773 1289773 1289773 1289773 1289773 1289773 Increases from Inco - 25054 48199 83727 112298 114211 Other Brownfields - 14387 60328 96646 119482 139564 Committed Greenfields 5000 25000 87100 113400

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-00 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated

The nickel market is very strong and should remain so for some time to come

Nickel production levels to increase in 2006 (millions of pounds) PT Inco Manitoba Ontario 04 05 06(e) 30 East 116 107 80 West 165 164 167 North 241 216 205 83 522 487 565 Voisey's Bay* 30 OMG Toll Production** * 120 million pounds of nickel in concentrate expected to be produced at Voisey's Bay; finished nickel produced in 2006 from this concentrate should be 83 million pounds ** Arrangement to toll smelt and refine any excess purchased concentrate from Australia; Inco will market the finished nickel

There's room to increase our 2006 nickel production guidance Sudbury's smelter's running well - converter upgrade will increase production capability and reliability Sudbury smelter complex New Sudbury oxygen plant New oxygen plant online in May in Sudbury With nickel/copper separation at the Sudbury mill, we'll be able to drive up nickel production Sudbury's Clarabelle Mill

Voisey's Bay achieved commercial production in December 2005 - four months ahead of original schedule Ramp-up going smoothly Voisey's Bay concentrator overview

2006 copper output should increase about 20% to 340 million pounds 04 05 06(e) East 274 277 255 West 20 North 10 65 Copper Production (millions of pounds) Anodes Refined copper Voisey's Bay concentrate 340 277

2006 PGM production should be 400,000 ounces and we'll push for more; and cobalt production should rise to about five million pounds 05 06(e) 09(e) East 3.7 5 14 West North Cobalt Production (millions of pounds) 04 05 06(e) East 16 17 16 West 182 180 172 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces)

Rising costs are an industry-wide issue 2004 nickel unit cash cost of sales, after by-product credits $ 2.32 Canadian dollar* .20 Metal production volume due to planned shutdowns .18 Energy** .16 Supplies, services and contracts .13 Lower costs for purchased feeds (0.02) By-product prices (0.24) 2.73 Cost savings/productivity goal (.08) 2005 nickel unit cash cost of sales, after by-product credits (e) = estimated Notes: *CDN-US exchange rate for 2005 - $0.82 as compared to $0.77 in 2004 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.04 per pound over one year ** high oil and diesel costs in Indonesia and high power rates in Ontario $ 2.65

Rising costs are an industry-wide issue 2005 nickel unit cash cost of sales, after by-product credits $ 2.65 Energy* .16 Canadian dollar** .09 Higher by-product credits (.02) Higher copper concentrate production (.06) Higher nickel production volume (.20) Lower cost of purchased feed (.25) 2006(e) nickel unit cash cost of sales, $ 2.35-2.40 after by-product credits*** 2006(e) Inco mine-source unit cost of sales, after by-product credits $ 2.15-2.20 (e) = estimated Notes: * primarily high oil and diesel costs in Indonesia **CDN-US exchange rate for 2006 - $0.85; as compared to $0.82 in 2005 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.03 per pound over one year *** includes $0.12 a pound of costs to increase production; excludes certain purchased intermediates and related treatment and refining charges at OMG and Boliden

Given the great ramp-up at Voisey's Bay, our nickel in concentrate output estimate for 2006 is 120 million pounds, but as we build our pipeline, we'll get at least 83 million pounds of finished nickel production from Voisey's Bay this year VB Conc Ontario Manitob Canadian Inco Mine-source 175 70 245 External Feed 17 6 20 Voisey's Bay 110 65 45 110 110 257 118 2006(e) finished nickel production Last year's estimate (millions of pounds) 375 VB Conc Ontario Manitob Canadian Inco Mine-source 185 70 255 External Feed 20 10 30 Voisey's Bay 120 43 40 83 We'll increase external feed and Ontario mine-source production to fill the processing facilities 120 248 120 368 Voisey's Bay nickel concentrate production 2006(e) finished nickel production Current estimate (millions of pounds) Voisey's Bay nickel concentrate production Ontario Manitoba Canadian Production Voisey's Bay Ontario Manitoba Canadian Production Voisey's Bay External Feed Voisey's Bay finished nickel Inco Mine-source

In H2/06, with the pipeline from Labrador to our Canadian smelters and refineries filled, our cash costs are expected to be at least $0.15 a pound below the 2006 estimate

We had record output at PT Inco last year - 168 million pounds of nickel in matte 02 03 04 05 06(e) East 131 155 159 168 167 West North Nickel-in-matte (millions of pounds) 02 03 04 05 06(e) East 136 145 165 164 167 West North Finished Nickel (millions of pounds) Nickel-in-matte is intermediary product produced at PT Inco; it is processed into finished nickel at Japanese refineries, including our own

In building a new hydrolectric power facility, we plan to increase PT Inco's production capacity by 33% to 200 million pounds of nickel in matte by 2009... Pre '99 '99 '09(e) East 100 150 200 Nameplate Production Capacity (millions of pounds) ....while lowering annual cash costs by $0.10-to-$0.15 a pound

Many opportunities in PT Inco's Contract of Work area to undertake major expansions Makassar Sorowako Bahodopi Pomalaa Malili Sulawesi Petea PT Inco 100 million pounds per year projects at Bahodopi and Pomalaa 50 million pounds per year HPAL plant at Sorowako In June 2005, began sending about one million tonnes of saprolitic nickel ore per year from Pomalaa East to PT Antam for smelting Mined 2.7 million tonnes of ore from Petea last year

In Ontario we met our 2005 nickel production target despite ramp up issues after a very complex shutdown to prepare for feed from Voisey's Bay External Feed Inco-source Feed Ontario Nickel Production (millions of pounds) '03 '04 '05 East 27 39 36 West 164 202 180 North 191 241 39 27 216 36

For 2006, we are targeting record throughput levels for all our Ontario processing operations External Feed Inco-source Feed '06(e) 43 East 20 West 180 North 243 20 2001 2002 2003 2004 2005 East 4149 4211 4246 4125 4327 Smelter Dry Solid Charge (DSC) Rate DSC - tonnes/day 2001 2002 2003 2004 2005 Column Rate 245 235 247 266 267 Litres/minute Copper Cliff Nickel Refinery Column Rate Clarabelle Mill Production Rate 2000 2001 2002 2003 2004 2005 East 8375 8303 8760 6977 9431 10249 short tons milled (000s) Nickel Production (millions of pounds) 43 Voisey's Bay Feed

By installing a copper removal circuit at our mill, we expect to capture up to 40% of the copper in the feed starting in Q4 2006 Benefits: More nickel will be fed to the smelter, our production bottleneck ? net revenue intensity of Ontario's processing by at least 10% at an incremental cost of less than 3% Also enhancing recovery in the concentrator Clarabelle Mill

Removing copper at the mill boosts nickel production and is driving more exploration and mine development Sudbury km 5 0 Creighton Kelly Lake Copper Cliff South Totten McCreedy East/ Coleman Mine Copper Cliff North Expect a decision this year on developing Totten Mine, which has significant platinum group metal content Advancing feasibility study of Kelly Lake Preliminary engineering work is done Access via Copper Cliff North and South mines Stobie Garson Sudbury Basin

How we manage resources and how we deploy and manage employees Collective bargaining agreement, which expires on May 31, 2006 Three-to-four week regular maintenance shutdown in July Ontario operations - Creighton Mine

What's ahead for Manitoba in 2006? Move to single line furnace raises throughput capacity from 110 to 125 million pounds and saves Cdn$8 million a year starting in Q2/06 Bring new and larger cobalt plant into full production For first time in 25 years, will operate entire year without shutting down our processing facilities '03 '04 '05 '06(e) East 24 29 26 10 West 87 86 81 110 North 104 107 Manitoba Nickel Production (millions of pounds) 24 29 116 26 External Feed Inco-source Feed 120 10

Our 50,000 tonne-per-annum Voisey's Bay project in Newfoundland and Labrador started up early Money-forward returns from January 2003 of over 23% at $3.75 a pound nickel and $1.00 a pound copper First concentrate Concentrator overview

In October 2005, we opened our demonstration plant at Argentia to assess our hydromet processes and we've already produced nickel cathode, copper and cobalt Demonstration plant overview Demonstration plant electro winning Plant is running well

2.91%Ni, 1.2%Cu, 0.21%Co 2.94%Ni, 1.15%Cu, 0.21%Co 2.29%Ni, 0.79%Cu, 0.16%Co Surface Overburden Exploration drilling at Reid Brook, Voisey's Bay, continues to extend structure hosting the high-grade mineral to the west and identified a parallel feature 23.5m 19.9m 36.0m 100 0 m Drill Hole Trace Intersection Sulphide Troctolite Current Resource Potential to add resource - 800m Level 0 m 200 DEEP REID BROOK Surface Sections B C Section C 2.23, 0.73, 0.17 7.7m

At Goro, we're on track to deliver a great new source of nickel to the growing Asian market 120 million tonnes* of estimated proven and probable mineral reserves Excellent grades*: Averaging 1.48% nickel and 0.11% cobalt in proven and probable mineral reserves 75 million tonnes* of estimated measured and indicated mineral resources 20-year mine plan Initial annual capacity: 60,000 tonnes of nickel 4,300-to-5,000 tonnes of cobalt Integrated, top-class team Can be expanded many times Will supply the growing market for decades to come Phase One financial results alone undervalue it's overall potential *as of December 31, 2005

Engineering of Goro project is about 72% done All major contruction contracts have been awarded Earthworks started at process plant site, Kwe West residue storage facility and on a major road realignment Test mine developed to saprolite horizon and exposed bedrock Much planning for pre-production Soon the first of almost 3,000 skilled workers from the Philippines will arrive to work on construction Construction management team and about 1,300 workers in place Goro overveiw Goro - Test Mine

In two major fabrication yards in the Philippines, we're building 400 process plant modules Some should arrive at Goro on April 1, with boiler plant scheduled for first arrival Modules are pre-assembled units, weighing an average 200-to-300 tonnes

Goro 2006 milestones Port completion Steam plant and process water pipeline to allow local utility to fire up first generator

At Goro, we're getting cost efficiencies from modularization and contracting strategies Goro -process plant site overview CCD steel reinforcement Already purchased many major items like autoclaves, structural steel and high-pressure pumps; reprocessing titanium materials Footprint cut in half Material quantities remain within budget Pipe rack construction

Total escalated capital cost estimate for Goro of $1.878 billion at high end of plus 15% confidence level; includes $42 million in escalation Definitive estimate is due in late Q2/06, when engineering is at least 80% complete

End of year one expect to be at 75% capacity; end of year two at 90% capacity at Goro Total Project Duration Years 2004 2005 2006 2007 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Engineering 35 Months Q1 Q2 Q3 Q4 Procurement Site Construction Module Fabrication Module Hookup Commissioning 25 Months 29 Months 28 Months 16 Months 15 Months 13 Months 60,000 tonnes-per-annum of nickel and 4,300-to-5,000 tonnes-per-annum of cobalt life-of-mine capacity An overlay team of about 100 experienced people will be present for commissioning and ramp-up

Inco's internal rate of return on Goro project expected to be 16% at a $1.878 billion mine, process plant and infrastructure capital cost, after non-cash charge, and using long-term prices of $3.75 a pound for nickel and $9 a pound for cobalt - exceeding other projects

We expect unit cash operating costs for Goro of $1.10-to-$1.15 per pound of nickel in oxide, assuming $9 a pound cobalt Total nickel unit costs of about $2 a pound, including depreciation and amortization

Goro will produce strong cash flows, given its low-cost position and 15-year tax holiday Goro's cash flow from operations in 2009, before changes in working capital ($ millions) Nickel price ($/lb) 3.50 3.75 4.50 5.50 6.50 Cobalt price ($/lb) 9.00 9.00 10.00 11.00 12.00 280

PAL initial difficulties not due to technology, but due to construction materials and operating challenges We’re on track to succeed Goro Pilot Plant

Nearly all of Goro's technology is now used effectively to process nickel Feed Preparation Pressure Acid Leach Countercurrent Decantation Limonite Saprolite Solution Purification Copper Removal Tailings Impoundment Final Neutralization Nickel Oxide Cobalt Carbonate Nickel Pyrohydrolysis Cobalt Carbonate Precipitation Secondary SX Ni/Co Separation Primary SX - Ni Co Recovery Zinc Removal We ran a pilot plant for 2 1/2 years

PAL initial difficulties not due to technology, but due to construction materials and operating challenges We're on track to succeed Goro Pilot Plant Front end screening facility draws on PT Inco's experience with handling wet laterites Hired experienced people from all of the Australian laterite projects to work on project Key members of operating team in place Opportunity to expand with space left for a fourth autoclave After a few years of operations, we'll consider raising nameplate capacity beyond 60,000 tonnes Can be expanded many times

We expect to fund all 2006 capex from internal cash on hand at $6.45 a pound nickel *At $0.85 CDN Capital expenditures ($ millions) Voisey's Bay 05 Depreciation, and amortization 268 Environmental Capex 06(e) 455 365 90** Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion '04 '05 '06(e) 50 Environment 120 Sustaining 291 368 315 PT Inco 67 140 Voisey's 448 391 55 Goro 137 344 1140 1,170 876 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006

Inco's net capex funding requirements** 2006 - 2010 (millions of dollars) Goro* (after Girardin Act financing and with 21% partner, with Oct/04 restart) Voisey's Bay1 (after $100 million government support) Sustaining Capex Total 06-10 Total 672 590 1,205 3,906 ** at $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest Reflects Phase 1 and Phase 2 capital 06 672 - 07 55 44 315 311 1,352 753 - 08 5 212 535 * See assumptions for Goro project - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 659 83 113 109 162 192 Discretionary Capex 255 50 65 103 28 9

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $6.70/lb nickel, $2.19/lb copper, $1,040/oz platinum and $280/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1400 1540 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Inco's offer for Falconbridge antitrust regulatory reviews

Once we obtain regulatory clearances, we can proceed with our offer for Falconbridge

New Inco nickel production expected to climb by over 30% by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 Falco 250 250 250 250 250 815 850 880 960 737 Source Falconbridge OMG Toll

Potential to almost double low-cost copper production by 2011 New Inco (Millions of pounds of copper) '05 '11(e) East 287 360 West 1199 2240 North 95% growth 1,486 2,600 Falconbridge Falconbridge Inco

2005 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb Note: Brook Hunt 2005 forecasts adjusted to reflect most recent Inco estimates for 2005 production by producer. 2005 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. Impressive cost position: poised to improve CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb Falconbridge Inco Inco cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Falconbridge Source and Copyright: Brook Hunt Inco at lower half of cost curve on a relative basis, before achieving synergies from transaction

Primary East 0.83 Diversified in what we market and sell... Nickel Copper Aluminum Zinc Precious Metals Cobalt & Other East 0.46 0.38 0.08 0.04 0.02 0.02 Aluminum Nickel Copper Cobalt 2% Zinc Precious Metals & Other 2% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma Primary Nickel 0.25 Copper 0.54 Aluminum 0.13 Zinc 0.06 Cobalt 0.02 Falconbridge Copper Aluminum Nickel Zinc 2005 revenue Cobalt 2%

? ? ? .... and where we mine it and produce it Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

H1 05 05(e) East 590 1162 New Inco will be both larger and better financed... Fully committed financing for cash portion of transaction Pro-forma information for nine months ended September 30, 2005, before synergies H1 05 05(e) East 700 1812 Cash flow from operations* ($ millions) * After changes in working capital New Inco Net Earnings ($ millions) New Inco Inco Inco

… with a great project pipeline



Koniambo
Nickel Development
Copper Development
Voisey's Bay
El Morro
Pomalaa
Goro
El Pachón
Frieda River
Kabanga
Greenfield Projects
2005
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Raglan Expansion
1-D Lower
Pomalaa Expansion
Sorowako Limonite
Collahuasi Moly Recovery
Nickel Rim
Goro Expansion
Sudbury Expansion
Collahuasi Debottlenecking
Collahuasi Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Lomas Bayas Expansion
Totten

INCO

Very strong, experienced management team will guide the new Inco

Immediate significant accretion[1]

	New Inco
Cash flow	significantly accretive year one
Earnings	accretive year one, significantly accretive year two
Net asset value	accretive

1. Based on February 10, 2006 First Call consensus mean estimates

Proforma consolidated balance sheet

September 30, 2005

US$ billions	New Inco* Pro Forma
Cash and cash equivalents	$ 1.6
Other current assets	4.2
	5.8
Property, plants and equipment and other assets	26.6
	$ 32.4
Long-term debt due within one year	$ 1.3
Other Current liabilities	2.1
Long-term debt	7.0
Deferred taxes	4.9
Other long-term liabilities	2.4
Minority interest	1.2
Shareholders' equity	13.5
	$ 32.4

* Figures are indicative only, based on Inco and Falconbridge Balance Sheets as at September 30, 2005 adjusted only for
(a) offer by Inco of C$34.00 per Falconbridge share to a maximum cash portion of C$2.87 billion (bank financing) and based on Inco share price October 10, 2005
(b) included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco

The proforma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

1st Qtr 2nd Qtr BHP 50000 Rio 44000 Anglo 43500 CVRD 42000 Alcoa 28141 PF Inco 23791 Amplats 19825 Alcan 18452 Norilsk 18289 Xstrata 17865 Phelps Dodge 17677 Teck Cominco 13858 Freeport 12620 Falconbridge 12271 Impala 12040 Inco 11521 Grupo Mexico 7603 Antofagasta 7196 Proforma enterprise value (1) "Enterprise value" means the market capitalization as of February 6, 2006 plus most recently publicly reported net debt Sum of standalone enterprise values based on February 6, 2006 closing prices and net debt as of September 30, 2005. Indicative values only, as at February 6, 2006. Future values could change. World-class, metals and mining company (2) US$Bn 116.0 68.6 55.7 53.8 120.0

New Inco will be among top metals and mining companies on North American stock markets 1st Qtr 2nd Qtr BHP 11000 Rio 8707 Anglo 8409 CVRD 7171 PF Inco 3841 Norilsk 3566 Alcoa 3396 Xstrata 3161 Phelps Dodge 2730 Grupo Mexico 2608 Alcan 2577 Freeport 2429 Falconbridge 2090 Teck Cominco 1989 Antofagasta 1614 Inco 1602 Impala 1247 Amplats 1161 Proforma 2005 EBITDA (1) Earnings before interest, taxes, depreciation and amortization based on I/B/E/S consensus median estimates and 2005 actual results where available US$Bn 20.0 18.0

Potential For Multiple Expansion 1 Total Enterprise Value ("TEV") is equal to the market capitalization as at March 22, 2006 plus net debt, minority interest and preferred shares. Source: Bloomberg 2 Tier 1 Average includes the following companies: BHP Billiton, Rio Tinto and Anglo American Tier 2 Average includes the following companies: Xstrata, Phelps Dodge, Falconbridge, Teck Cominco and Inco P/CF figures are closing share prices divided by First Call mean consensus 2006 cash flow per estimates as at March 22, 2006 Price /2006E Cash Flow Total Enterprise Value (US$ bln) 7.18 9.43 7.4 5.96 8.01 6.77 6.73 6.46 8 6.79 Anglo American 61.2 BHP Billiton 73.1 Rio Tinto 52.7 Phelps Dodge 14.4 Teck Cominco 11.976 Xstrata 22.954 Inco 11.299 Falconbridge 15.672 Tier 1 Average 62.3 Tier 2 Average 15.3 Total Enterprise Value vs. P/CF (2006E)1,4 Falconbridge Inco Phelps Dodge Xstrata Tier 2 Average 3 Tier 1 Average 2 Anglo American Rio Tinto Teck Cominco BHP Billiton

$350 million of annual synergies identified We're well prepared to execute the integration plan Synergies at operating and corporate levels Significant contribution to 2006 $350 million run rate by mid-2008 (based upon June 30, 2006 transaction) Over 75% run rate achieved by Q3/07 Estimated NPV of synergies > $2.5 billion after tax, or Cdn$8 per New Inco share using a 7% discount rate Synergies are real and unique to our two companies Joint ventures nice in theory, but not in reality Synergies require major change in materials flow in Sudbury Basin and long-term commitments and investments achievable only through combination of Inco and Falconbridge Took us over two years to acheive copper refining agreement with Falconbridge Need and want backing of our people - Steelworkers are very supportive of our deal, as are all levels of governments in Canada Inco's offer for Falconbridge

Nickel market remains strong Working to make operations as competitive as possible Voisey's Bay is a tremendous success Steady progress at Goro - we will deliver Expanding at PT Inco and working to get more production out of Ontario and Manitoba Growing production 45% by 2009 from 2005 levels Very healthy cash flow and balance sheet $1.4 billion at $6.45 nickel* Friendly acquisition of Falconbridge - will create world's largest nickel company and a leading copper company, with product and geographic diversification and ability to grow Conclusion * Using First Call consensus for 2006 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Supplemental

Inco today Ticker symbol: N Major exchanges: New York Stock Exchange Toronto Stock Exchange Major index listings: S&P/TSX 60 S&P/TSX Composite Market capitalization - $9 billion Free float - 191 million shares Dividend - $0.50 per annum, payable quarterly 2006 YTD average daily trade volume - 3.7 million shares

We take corporate governance very seriously at Inco Have over past eleven years implemented many of corporate governance principles and practices being proposed 10 of 12 members of the Board are independent Directors All committees of Board of Directors have for some time been composed entirely of outside directors Formalized Lead Director position in April 2002 Directors are elected annually

Transaction summary Structure: Friendly takeover offer recommended by both Inco and Falconbridge boards Consideration: Per Falconbridge Share: Aggregate: Cdn$34(1) Assuming proration Cdn$7.50 + 0.524 Inco share Cash: Cdn$2.87 billion Stock: 200.7 million shares Ownership(2): Inco 54% / Falconbridge 46% Name of company: Inco Limited, headquartered in Toronto Based on Inco's share price of $42.83 on October 10, 2005 and 0.6713 of an Inco share Fully-diluted basis Inco's offer for Falconbridge

Reduction in risk profile Takes advantage of size Enhanced financial resources Easier to finance growth projects Enhances ability to proceed with growth projects in parallel Easier to attract and retain key people needed to implement strategy of combined company Inco's offer for Falconbridge

High transaction certainty Compelling business proposition Sought to address upfront regulatory clearance requirements Conditions to offer are limited Two-thirds of Falconbridge shares must tender Regulatory and other clearances Other standard conditions No litigation to prevent deal No material adverse change in Falconbridge Strong support agreement Inco right to match any other offer Break fee of ~Cdn$1.00/share (US$320 million) Definitive agreement - no vote by Inco shareholders Desire and need versus certainty Shareholder base has always wanted this deal Inco Board evaluated this very carefully in coming to its decision on this possible condition to our offer Inco's offer for Falconbridge

Inco's offer for Falconbridge aimed at creating world-class nickel and copper powerhouse October 11 Public announcement of transaction Mailing of the circular to shareholders News releases on extensions of tender offer Canadian Competition Bureau approval of transaction Current expected expiration date for offer Current expected completion of tender offer Conditional on 2/3 acceptances by Falconbridge shareholders Subject to receipt of applicable governmental and regulatory approvals June 30 October 24 Dec 8, Jan 12, Feb 20 January 27 June 30

2005E Inco Pro Forma 737 Norilsk 536 Inco S/A 487 BHP Billiton 321 Falco S/A 250 Jinchuan 200 The New Inco will be tops among world nickel producers 2005E Nickel Production (millions of pounds) Source: Inco; latest published information from Company reports

H1 05 05(e) East 590 1162 New Inco will be both larger and better financed... Fully committed financing for cash portion of transaction Pro-forma information for nine months ended September 30, 2005, before synergies H1 05 05(e) East 700 1812 Cash flow from operations* ($ millions) * After changes in working capital New Inco Net Earnings ($ millions) New Inco Inco Inco

Impressive nickel and copper New Inco growth pipeline



Koniambo
Nickel Development
Copper Development
Voisey's Bay
El Morro
Pomalaa
Goro
El Pachón
Frieda River
Kabanga
Greenfield Projects
2005
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Raglan Expansion
1-D Lower
Pomalaa Expansion
Sorowako Limonite
Collahuasi Moly Recovery
Nickel Rim
Sudbury Expansion
Goro Expansion
Collahuasi Debottlenecking
Collahuasi Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Lomas Bayas Expansion
Totten

INCO

A resource rich company 1st Qtr Falco 1.35 BHP Billiton 4.3 Norilsk 5.5 Inco 7.1 Inco Pro Forma 8.45 Estimated contained nickel in mineral reserves1 as of December 31, 2004 (millions of tonnes) (standalone) (1) Estimated proven and probable mineral reserves only (standalone) Proven and probable copper estimated mineral reserves at December 31, 2004 Inco 236 @ 1.20% Cu Falconbridge2 2,679 @ 0.89% Cu (2) from Noranda's and Falconbridge's 2004 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects

Inco's offer for Falconbridge Operational Synergies - about 70% of the $350 million annual synergies identified; balance from overheads Feed flow optimization $120 Cost and other improvements 90 Maximizing throughput 30 ---------- Operational synergies $240 million ========== $240 million annual pre-tax run rate by end of 2007

Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feeder causes variability in Inco's mill Falconbridge's Mill Inco's Mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area Freight $3.30 per tonne 400 k tonnes/year ore 1,800 k tonnes/year ore Results Save on freight cost Sudbury Basin Feed flow optimization means mixing and matching Falconbridge processing facilities with Inco feeds - and vice versa Before After After Reduce feed variability Improve mill recoveries (example above over $7 million per year) Inco's offer for Falconbridge

Feed flow optimization Horne Collahuasi Lomas Bayas Antamina CCR Kidd Creek Inco Sudbury Before After Reconfigure Clarabelle mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek smelter Benefits to new Inco: Increases nickel smelting capacity and nickel production while avoiding capital expenditures that would otherwise be required Reduces working capital Reduces freight charges Inco's offer for Falconbridge

Maximizing throughput - matching assets to processes and feeds km 5 0 Inco's Coleman/ McCreedy East Mine Economics of Falconbridge's Fraser Morgan Mine significantly improved due to proximity to and ability to share infrastructure with Inco's Coleman/McCreedy East Mine Coleman/McCreedy East could avoid $15 million of capital by using Falconbridge's ventilation system Sudbury Basin Falconbridge's Fraser Morgan Mine Inco's Coleman/ McCreedy East Mine Falconbridge's Fraser Morgan Mine Inco road Falconbridge road Falconbridge's Strathcona Mill Inco's offer for Falconbridge

Key terms of support agreement: Deal protections for Inco Structure Once minimum two-thirds tendered, move to a transaction to own 100% of Falconbridge and combine operations of Inco and Falconbridge Only two-thirds vote of Falconbridge shares (Inco can vote all shares tendered to it) required for this second stage Inco responsible for regulatory clearances Falconbridge Board and management recommend/fully support Inco Offer to Falconbridge shareholders Inco's offer for Falconbridge

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Falconbridge Board, management and other representatives not free to solicit or encourage other offers or take other action to interfere with success of Inco Offer Falconbridge can only withdraw support for Inco Offer if its Board, in exercising its fiduciary duties, has received an unsolicited offer for all Falconbridge shares meeting a number of requirements (including being fully financed, not subject to undue delay, offer being available to all shareholders in the U.S. and Canada), and has determined that such offer would result in a more favourable transaction to Falconbridge shareholders financially (Superior Proposal) Inco's offer for Falconbridge

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Inco has a right to match any Superior Proposal, in which event Falconbridge will continue to support Inco Offer (as revised) Break-Up Fee to Inco of U.S. $320 million (in line with percentage for such fees in Canada based upon size of transaction) if Superior Proposal is made and is completed and in certain other events (reduced expenses fee in other specific circumstances) Falconbridge has limited rights to terminate Inco's offer for Falconbridge

2006 guidance Production1 Nickel Copper PGMs Inco premium over LME cash price3 Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production 5 - 10 2.15 - 2.20 565 340 400 1. Millions of pounds, except for PGMs which are thousands of ounces 2. Dollars per pound Cents per pound 2.35 - 2.40

? ? ? ? ? ? ? ? ? ? ? ? Principal Mines & Operations ? Development Properties Other Metal Refineries ? ? Sales Offices ? ? ? ? ? ? ? ? Strong existing operations

Quarterly variability of 2006 nickel and copper production (millions of pounds) Nickel Copper Q1(e) Q2(e) Q3(e) Q4(e) East 135 140 140 160 West 75 85 85 95 130-135 135-140 135-140 155-160 75 85 85 95 Voisey's Bay Copper Concentrate * Includes 30 million pounds of finished nickel by toll smelting and refining concentrates with OMG and Boliden

Quarterly variability of 2006 PGM production (thousands of ounces) Q1(e) Q2(e) Q3(e) Q4(e) East 80 115 90 115

We've been focusing on improving production consistency and reliability in Ontario Mines - new productivity records Mill - highest feed since 1999 redesign and record productivity Smelter - during Q4 operated 7% above 5-year average Copper Cliff Refinery - ran at record of over 140 million pounds per year, 5% higher than 2004 Ontario operations - furnace

Great effort spent preparing for Voisey's Bay feed, including starting up new cobalt circuit in Manitoba; influx of ores has gone well and will boost production in Ontario and Manitoba 06(e) 07(e) 08(e) 09(e) OD Source 185 172 166 180 External 20 VB 43 88 84 65 248 260 250 245 06(e) 07(e) 08(e) 09(e) MD Source 70 68 69 70 External 10 VB 40 57 56 55 120 125 125 125 Mine Feed Voisey's Bay Feed External Feed Ontario Manitoba Estimated nickel production levels (millions of pounds)

Value added focus translates into premiums over the LME 2006(e) Inco premium = $0.05-$0.10 per pound 2005 Inco premium 5 cents Realized price of nickel ($ per pound) In a rising nickel market, Inco's premiums tend to lag LME cash nickel prices since contractual sales are often based on prior periods' prices; fixed price basis sales (certain Inco Special Products) and fixed percentage basis sales (20% of PT Inco matte production to third party) also affect premiums *LME cash nickel price 01 02 03 04 05 Realized Price 2.7 3.07 4.37 6.27 6.68 Premium 0.23 0.17 0.1 0.04 0.05 North 2.93 3.24 LME 2.70 LME 3.07 4.47 6.31 LME 4.37 LME 6.28 LME 6.68 6.73

Lakes feeding our generators are above last year's highest levels at PT Inco Lake Towuti Level Reservoir full Minimum reservoir level required for full hydroelectric power generation

In 2005, we used more high sulphur fuel oil (HSFO) to raise production and Indonesia removed diesel fuel subsidies 2004 HSFO - cost per barrel ($) Indonesian government raised domestic diesel fuel price to $0.59/litre for mining companies effective October 1, 2005 PT Inco uses 90 million litres of diesel fuel annually Diesel fuel-cost per litre ($) PT Inco uses 3.3 million barrels of HSFO a year Hedge position: 6% of 2006 needs at $44.38/barrel 2005 2004 2005 Forecast 06 Forecast 06 Despite soaring energy costs, we recently installed two more diesel generators since strong nickel prices enable us to make good margins on incremental production

At PT Inco, we're using energy more efficiently and researching other fuels '03 '04 '05 '09(e) East 487 465 450 440 Kilowatt hours per tonne of nickel in matte Pilot testing of pulverized coal to replace oil begins this month - could yield cost savings of $0.15-to-$0.20 a pound

At PT Inco we're working to reduce commodity price impacts Improving roads to extend tire life and lower fuel consumption Secured tire needs well into 2007

Goro process Hydromet process 130 million pounds of nickel using daily average of 60 megawatts of power Long-term focus on energy - hydromet processes are energy efficient PT Inco Smelting About 160 million pounds of nickel in 2004 using daily average of 275 megawatts of power

A one-cent change in $Cdn-US exchange rate over one year lowers Inco's adjusted diluted earnings per share by $0.05 and increases nickel cash unit cost of sales, after by product credits, by $0.03 per pound $Cdn-$US Using an average $Cdn-US exchange rate of $0.85 for 2006, compared to $0.82 in 2005 2003 2004 2005 2006

Inco's asset base remains a sustainable competitive advantage Inco Norilsk WMC SLN Falco East 7.094 6.0144 2.06 1.755 1.35 Norilsk2 Inco1 WMC3 Falco5 SLN4 Contained Nickel Reserves (millions of tonnes) 1 Source: Inco 2004 Annual Report 4 Source: Brook Hunt 2003 (estimate) 2 Source: Norilsk 2003 Annual Report 5 Source: Falconbridge 2004 Annual Report 3 Source: WMC 2003 Form 20-F

Inco Limited 1 439 @ 1.62% Ni Norilsk 2 358 @ 1.68% Ni Western Mining Corp. 3 328 @ 0.63% Ni SLN 4 65 @ 2.70% Ni Falconbridge 5 90 @ 1.51% Ni 1 Source: Inco 2004 Annual Report 2 Source: Norilsk Nickel 2003 Annual Report 3 Source: WMC 2003 Form 20-F 4 Source: Brook Hunt 2004 (2003 estimate) 5 Source: Falconbridge 2004 Annual Report Proven and Probable Mineral Reserves at December 31, 2004 (millions of tonnes)

Inco's growth pipeline is enormous Voisey's Bay Goro 2005 2006 2007 2008 2009 2010 2011 Bahodopi Goro Expansion Sorowako Limonite 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa

Reid Brook Zone Discovery Hill Zone Ovoid Southeast Extension Eastern Deeps Far Eastern Deeps Ryan's Pond Reserve Resource Potential Mineral Deposit 0 1000 2000m 0 -1000 -2000 Reid Brook Deep Voisey's Bay Main Block Longitudinal Section (Looking North)

Voisey's Bay is expected to beat our original projected production plans by producing 120 million pounds of nickel concentrate in 2006 - however not all of that will become finished nickel this year given where this material will be processed Canada USA Labrador Newfoundland Happy Valley- Goose Bay Labrador City Corner Brook Hopedale Makkovik Postville Rigolet Sheshatshiu Gander Nain 300 km 0 Copper Conc. To Market Nickel Conc. Voisey's Bay Utshimassits (Davis Inlet) Avalon Peninsula St. John's Thompson Sudbury

Voisey's Bay has been using a Falconbridge ship, pending delivery of our new ship, the Umiak, to transport Voisey's Bay concentrate 1st shipment - mid-November 2nd shipment - early-December 3rd shipment - end of January 4th shipment - mid-February Umiak launched from dry dock in Japan on November 14 Undergoing final fit-out; due from shipyard in April 2006 The Umiak

Negotiations on a collective labour agreement for Voisey's Bay employees will start soon with the United Steelworkers First agreements typically take 6-12 months Aboriginal employment is nearly 50% Concentrator overview Concentrator building

Good exploration results at Reid Brook – $15 million Phase One exploration program at Voisey's Bay indicated massive sulphide zone



Surface
Sections
B A
- 400m Level
- 800m Level
Current Resource
Potential to add resource
0 200
m
DEEP
REID BROOK



Section B – West Facing
Surface
2.9%Ni, 1.5%Cu, 0.20%Co
61.6m
3.0%Ni, 1.4%Cu, 0.20%Co
38.7m
2.7%Ni, 1.1%Cu, 0.17%Co
40.4m
2.9%Ni, 1.2%Cu, 0.20%Co
75.4m
3.1%Ni, 1.2%Cu, 0.20%Co
46.6m
Massive Sulphide
Weakly Mineralized Troctolite
Drill Hole Trace
Assay Intersection
0 50
m

INCO

IRR Nickel 0.10/lb ? ? ? 0.5% Copper 0.10/lb ? ? ? 0.4% Cobalt 1.00/lb ? ? ? 0.2% Cdn$-US$* 0.01 ? ? ? 0.4% Fuel Oil 1.00/bbl ? ? ? 0.1% Underlying assumptions to IRR > 23%: $3.75 per pound nickel, $1.00 per pound copper, $9 per pound cobalt, $0.72 CDN$, $26.80 per barrel fuel oil Underlying assumptions to life of mine cash costs of $1.10-$1.15 per pound: $3.00 per pound nickel, $0.90 per pound copper, $7 per pound cobalt, $0.66 CDN$, $26.80 per barrel fuel oil Cash cost per pound - ? $0.06 ? $0.05 ? $0.02 ? $0.02 Voisey's Bay leverage internal rate of return and cash cost

Timing of Goro $1.878 billion capex (millions of dollars) 1 Jul/01 to 31 Dec/04* Total 286 1,878 286 1,004 Mine, process plant & infrastructure Inco's Funding Requirement** after $510 million Girardin Act & with a 21% partner 1,020 672 * After non-cash charge, after taxes and minority interest, of $191 million ** Reflects Inco meeting the Provinces of New Caledonia's pro-rata capital contributions during construction phase 368 46 2005 2006 At Euro €1.20 and Australian $0.70 204 - 2007 2008 - -

IRR Nickel 0.10/lb ? ? ? 0.7% Cobalt 1.00/lb ? ? ? 0.5% AU$-US$ 0.05 ? ? ? 0.3% Euro-US$ 0.05 ? ? ? 0.3% Underlying assumptions to IRR = 9-10%: $3 per pound nickel, $7 per pound cobalt and Euro €1.20, AU$0.70 for capital costs; $9 per pound cobalt, Euro €1.15 and AU$0.65 for life-of-mine cash costs of $1.10-to-$1.15 per pound operating costs - $0.06 $0.02 $0.03 Goro leverage internal rate of return and cash cost Cash cost per pound

Girardin Act tax-advantaged financing from the Government of France should result in $130 million in net benefits to Goro and is a natural hedge for 50% of Euro exposure Goro - first saprolite pinnacle on 160 bench

Goro - construction camp Inco now holds a 71% interest in the Goro project company, with Sumitomo Metal Mining Co. Ltd. and Mitsui & Co. Ltd. owning 21% and the Provinces of New Caledonia a 8% equity interest* *Provinces have to-date elected not to make their prorata share of capital calls and have been subject to dilution

We'll advance feasibility of deep deposits of the Copper Cliff offset with good exploration results at the Copper Cliff South Mine last year m 2.6%Ni, 1.8%Cu, 3.3g/t 77.0m (62m) Looking West 3320 Level m 500 0 Shaft Further Potential 150 0 3.1%Ni, 2.3%Cu, 3.2g/t 50.5m (25m) g/t = TPM (Pt+Pd+Au) Mineral Resource Estimated true width (m) 3320 Level 2.3%Ni, 3.0%Cu, 21.0g/t 19.1m (9m) 2005 Resource 860 Orebody 2.0%Ni, 4.0%Cu, 7.0g/t 10.9m (9m)

Thompson's 1D Lower deposit will provide a platform for ongoing development and production 0 500 m Looking West 3600 ft Level Drift 3.76% Ni 2.3m 1D Upper 2.53% Ni 3.2m 2.25% Ni 6.2m 3.99% Ni 3.9m 1D Estimated Proven & Probable Mineral Reserves and Mineral Resources 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section Make additional Inco-source ores available

With our strong cash flow we contributed an additional $111 million into our pension plans in 2005 *estimated cash and earnings impact for next few years Return assumption: 7.5% Canada, 7.75% US Discount rate: 5% Canada, 5.5% US 2006(e) Contributions* 2006(e) expense* $195 million $110 million = Required $195 million = Total $ - million = Additional 2005 Contributions* 2005 expense* $175 million $110 million = Required $286 million = Total $111 million = Additional

Income taxes Q4/05 adjusted effective tax rate: 29% due to additional pension contribution 2006(e) effective tax rate: 34% - 70-80% current - 20-30% deferred

Over One Year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 191 million shares ***using 223 million shares Increased nickel and copper leverage in 2006 Diluted EPS effect***

Exploration expense will be up due to work in the Sudbury Basin; R&D expense up due to greater spending on Voisey's Bay process and Inco's Special Products '04 '05 '06(e) East 29 35 47 West North R&D ($ millions) Exploration ($ millions) '04 '05 '06(e) East 32 43 54 West North '04 '05 '06(e) East 192 207 200 West North SG&A ($ millions)

With Voisey's Bay in commercial production about $55 million of our 2006 interest payments will be expensed Expensed Capitalized '02 '03 '04 '05 '06(e) East 40 56 36 26 55 West 25 46 53 103 80 North 65 102 89 Interest Payments ($ millions) 129 26 36 56 40 135 55

If First Call consensus nickel price of $6.45 per pound prevails in 2006, minority interest would be $100 million '04 '05 '06(e) East 129 73 100 West North Minority interest ($ millions) $0.10 change in nickel price ? $3.5 million change in minority interest "Our policy continues to be that we do not publicly predict or forecast future nickel prices" * Reflects $25 million favourable adjustment for Goro minority interest in Q1/05 and restated to reflect correction to minority interest accounting

Q4/05: $3.54/lb 2005: $3.74/lb 2006*(e): $3.94/lb Earnings breakeven, on LME cash nickel basis * Primarily due to impact of increased depreciation and higher interest expense in 2006

Commodity hedge positions for 2006 at December 31, 2005 Platinum hedges - 8% of production @$651/oz plus puts/calls for a further 13% of production @$688-to-$802/oz Oil hedges - 6% of 2006 usage at $44.38/barrel Copper hedges - 16% of production at $1.15-to-$1.54/pound

Nickel consumption by end-use sector 2004


Automotive
Aerospace
Marine
Rail
Transport 21%
Fasteners
Sinks and baths
Wire and cable
Street furniture
Elevators and escalators
Building & Construction 21%
Industrial 28%
Commercial 30%
Chemical industries
Food processing
Vessels and tanks
Power generation
Petroleum and gas
Fridges, washing machines, etc.
Electronics (T.V.'s, computers)
Tableware
Domestic kitchenware
Commercial kitchenware
Beer kegs

End use of nickel in stainless steel and alloys - 2004 Other Transport Electronic Engineering Construction Tubular Products Metal Goods East 0.07 0.16 0.15 0.24 0.11 0.1 0.16 Source: Nickel Institute

Inco is the world's largest nickel producer outside of Russia Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Japan Other Asia Other World USA/Canada Europe East 0.23 0.37 0.02 0.27 0.11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Japan Other Asia Other World USA/Canada Europe East 0.14 0.34 0.06 0.11 0.35 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Inco Sales World Nickel Demand World Nickel Demand by Regions versus Inco Sales - 2005 2005 Inco sales: 246,282 tonnes Number one marketing position - Asia-Pacific region, including Japan, represents about 60% of our sales - our competitive advantage

Nickel has played a key role in global industrial development and has outpaced almost all other industrial metals Copper Aluminium Crude steel Iron Ore Zinc Lead Tin Nickel stainless OECD IP 1960 100 100 100 100 100 100 100 100 100 1961 105 108 101 104 102 100 100 107.1 105 1962 106 119 103 109 106 105 93 98.1036 112.5943396 1963 112 131 110 117 111 107 106 118.0186308 119.5283019 1964 122 145 125 127 118 110 132 147.1692326 128.7735849 1965 127 160 131 132 119 110 148 153.4975096 137.3584906 1966 134 183 136 139 124 110 163 169.6147481 146.9339623 1967 127 187 141 138 124 109 158 179.9612478 152.5471698 1968 133 213 150 150 134 113 165 193.6383026 162.7830189 1969 146 233 163 163 142 118 165 221.1349416 175.990566 1970 149 242 174 100 171 145 117 205 236.3932525 181.2735849 1971 149 260 170 88 179 149 122 164 204.2437702 184.9056604 1972 162 287 185 99 197 156 116 196 238.7609673 198.1132075 1973 177 331 203 111 214 168 127 248 300.6000579 216.2735849 1974 170 337 205 107 208 165 121 268 318.9366614 215.6132075 1975 153 274 188 91 174 151 109 185 222.298853 198.1132075 1976 173 336 198 97 199 164 120 225 301.4372447 214.2924528 1977 182 347 199 91 202 173 116 197 310.480362 224.8584906 1978 192 366 211 92 220 178 118 234 320.4157336 234.4339623 1979 199 381 220 108 224 180 117 269 355.6614643 245.3301887 1980 195 367 211 104 217 172 110 225 332.1878076 241.6981132 1981 194 354 204 100 212 170 105 214 306.6093465 242.6886792 1982 185 356 188 90 205 167 99 193 301.0903782 236.4150943 1983 187 387 192 85 215 169 102 224 339.0277659 241.3679245 1984 206 405 206 101 220 174 109 252 390.5599863 256.5566038 1985 205 409 207 106 220 175 108 241 405.0911757 264.1509434 1986 215 418 208 103 227 178 109 247 439.6370221 267.1226415 1987 220 440 214 106 231 184 113 276 484.6700005 276.3679245 1988 225 458 227 115 232 174 116 279 570.0750098 291.2264151 1989 232 461 229 120 231 178 115 284 548.4838558 301.4622642 1990 226 458 225 115 232 174 114 301 579.3969049 308.7264151 1991 224 439 209 119 231 170 111 310 599.5486487 312.9599449 1992 227 453 205 112 229 170 109 284 619.7689358 322.4186376 1993 227 455 206 117 236 168 109 296 640.1263096 334.1507141 1994 236 487 206 126 248 177 116 345 724.9144287 358.7503632 1995 249 495 213 133 263 188 126 408 817.7221194 382.5385436 1996 259 502 212 130 267 192 122 385 830.6768118 400.780266 1997 266 535 226 143 276 194 126 420 904.1552789 425.23094 1998 272 538 223 137 282 193 122 420 890.6522397 437.0279821 1999 289 569 226 133 292 203 125 443 970.6423246 457.7372135 2000 307 599 246 148 312 212 132 468 1074.759667 486.4496693 2001 301 576 248 149 314 210 125 469 1031.440273 485.6140395 2002 303 611 265 158 323 207 129 503 1118.216149 498.0761765 2003 314 668 282 174 335 210 133 537 1196.491279 521.4250475 2004 341 730 306 196 362 215 139 544 1280.245669 557.4033758 2005 342 768 322 214 377 221 143 553 588.6179648 Stainless 5.9% World Demand Growth of Industrial Metals (1960-2004) Material CAGR Aluminum 4.5% World IP 4% Nickel 4% Zinc 2.9% Copper 2.8% Crude Steel 2.5% Lead 1.7%% Iron Ore 2.4% Tin 0.7% Index

LME cash 1979 5920.094529 1980 6538.355136 1981 5951.334616 1982 4834.22324 1983 4682.682069 1984 4753.922923 1985 4899.575993 1986 3882.608934 1987 4891.010763 1988 13822.9505 1989 13312.52 1990 8893.69 1991 8162.88 1992 7000.02 1993 5282.64 1994 6343.56 1995 8237.28 1996 7499.72 1997 6916.33 1998 4617.16 1999 6026.51 2000 8641.43 2001 5948.41 2002 6771.83 2003 9640.34 2004 13851.65 2005 6.68 Average Annual LME nickel price 2005 LME cash nickel price was highest annual average nickel price in history US$/tonne US$/pound $14,733/tn ($6.68/pound)

China's demand growth of 55,000 tonnes Exceptional non-stainless growth of 8% Nickel supply disruptions of 45,000 tonnes Inventories fell to below four weeks of demand Still historically low after recent increases There were four key drivers of the nickel market in 2005:

The drop in the nickel price is the result of events put in motion in the first half of 2005, these are having a snowball impact on the market - but will eventually come to an end and trigger a strong rebound These events... Over supply of stainless and building of significant excess SS inventories at producers, dealers, users, and in the supply chain ....created... Significant cuts to Q3 stainless production and, as a result, large cuts to nickel requirements and sharply falling stainless prices. Some nickel producers force customers to take all nickel in contracts, some of which is non-London Metals Exchange (LME) deliverable. ....leading to... Falling stainless base prices and falling alloy surcharges ....leading to... Weakness in nickel markets and falling nickel prices ....leading to... Resistance to buying stainless, in favour of running down inventories waiting for lower prices ....leading to... Low order volumes from SS mills, who deliver excess nickel to LME and talk about how bad the market is ....leading to... A further drop in nickel prices as LME stocks rise. Stainless inventories are very low through the supply chain. Fund liquidation ....leading to... Stainless buyers will return to market to rebuild low inventories. Mills will begin full production and nickel consumption will increase rapidly, pushing nickel prices up and driving increased stainless orders in advance of rising alloy surcharges. Fund buying. ....but eventually... Massive growth in Chinese stainless production in H1 Established stainless steel ("SS") producers not initially willing to make cuts Slowing of Western demand with industrial production ("IP") cycle

The OECD Leading Indicators for Japan, Europe and the USA continue to strengthen Leading indicators annualized 6 month rate of change OECD CLI 6-month Japan Europe USA 1/1/2005 2.9 0.202952139 0.987627028 1.463982623 Feb 2.6 -0.520667765 0.64312366 0.635089017 Mar 1.9 -1.116067046 0.17953377 -0.221163456 Apr 1.9 -1.663385401 -0.335340371 -0.787504802 May 1 -1.602004192 -0.453390091 -0.116978515 June 1.8 -0.622247956 -0.13897741 0.945870884 July 1.6 -0.477033526 0.581214259 1.616756179 Aug 2.4 0.301713781 1.378167387 1.167359558 Sept 2 0.83572856 2.091570106 1.51335081 Oct 2.4 1.119315966 2.789780334 2.15833329 Nov 3.5 1.454814054 3.239663749 3.381432274 Dec 3.7 1.959420695 3.334954665 3.653380339 1/1/2006 3.2 2.84294616 3.82786307 3.163701533 Latest data available: Leading Indicator Jan-06 IP Jan-06 % change

Global non-stainless markets remain very strong and continue to exceed all expectations ('000s of tonnes) High nickel alloy Foundry & alloy steel Plating Specialty (powders & foams) Overall market Japan USA W. Europe Korea/Taiwan China Total World = Relative strength of the market

Inco has achieved a breakthrough in diesel exhaust filtration, with the development of INCOFOAM(r) HighTemp Year 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 EPA, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.01 0.01 U.S. Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.013 0.013 Bus, g/bhp-hr 0.6 0.25 0.25 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.01 0.01 U.S. Bus 0.8 0.34 0.34 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.013 0.013 CARB, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 CARB, Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 Bus, g/bhp-hr 0.25 0.1 0.1 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 CARB, Bus 0.34 0.13 0.13 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 Heavy Duty Diesel Engine Particulate Matter Emission Standards Particulate Matter g/kWh Prestigious innovation awards; The Association of German Engineers (VDI) European Powder Metallurgy Association Award of Merit (r) trademark of Inco group of companies

We are already witnessing the start of the stainless steel production rebound Melt rates in Q1 are higher Orders are picking up sharply Lead times have been extended well into Q2 Announcements of global base price increases Spot requests for additional nickel

World Stainless Steel Production 2002-2005 Kt date WORLD TOTAL 1/1/2002 1668.145892 2/1/2002 1636.873205 3/1/2002 1765.54437 4/1/2002 1772.12639 5/1/2002 1756.253953 6/1/2002 1772.258572 7/1/2002 1749.42094 8/1/2002 1651.515198 9/1/2002 1731.439128 10/1/2002 1825.769076 11/1/2002 1772.289511 12/1/2002 1705.276599 1/1/2003 1854.453649 2/1/2003 1777.805378 3/1/2003 2002.894603 4/1/2003 1923.608907 5/1/2003 1999.492239 6/1/2003 1899.138714 7/1/2003 1766.821021 8/1/2003 1714.932134 9/1/2003 1889.734264 10/1/2003 1986.7661 11/1/2003 1957.570517 12/1/2003 1927.900408 1/1/2004 1989.073617 2/1/2004 1928.275239 M 2141.822659 A 2047.868248 M 2061.486008 J 2105.777387 J 1976.556242 A 1918.016173 S 2054.633395 O 2186.489071 N 2162.612018 D 2075.78268 J 2215.318915 F 2079.029862 M 2289.973511 A 2213.649453 M 2190.540644 J 2081.509022 J 1860.781757 A 1704.780156 S 1915.304994 O 2002.48006 N 1944.091575 D 1864.89 J 2096.329 F 2090.329 M 2124.329 2003 2002 2004 Hindsight now shows that 2005 stainless production remained weak throughout the second half, but current conditions are much improved and market is strengthening 2005 Stainless production down 0.3% ytd November Cumulative output at 22.5 million tonnes versus 22.6 million tonnes same period last year. Stainless production was down in all areas except China, but growth now expected to resume China +40% ytd Nov (+836kt) USA -6% full year Japan -4% YTD Nov In West Europe, -5% YTD Nov, Germany -7% ytd Nov, UK -15% and Finland -5% full year In Far East, Korea -2% and Taiwan - 4% full year Lower base in 2005 allows for stronger growth rate in 2006 fcst 2006

Low nickel inventories provide support for high nickel price levels wks 18.95 2.9945 19.03 3.1714 18.98 3.0629 19.16 2.8385 19.06 2.7275 18.92 2.861 18.85 3.0087 18.84 2.9905 18.79 3.025 18.77 3.04 18.76 2.9305 18.77 2.9052 20.73 2.913 20.73 2.8945 20.68 2.8591 20.62 2.864 20.56 2.8863 20.57 2.8005 20.56 2.7932 20.57 2.7189 20.64 2.5355 20.62 2.37 20.53 2.3167 20.54 2.4957 20.55 2.5565 20.5 2.5975 20.47 2.5661 20.63 2.4495 20.69 2.3668 20.53 2.3555 20.45 2.3032 20.45 2.251 20.54 1.9586 20.63 1.7795 20.73 1.5609 21.07 1.6262 14.12 1.7235 14.32 1.9208 14.55 2.193 14.91 2.1875 15.25 2.2835 15.39 2.2171 15.48 2.1819 15.7 2.2038 15.95 2.2292 15.95 2.1204 16.02 2.0784 16.11 2.1138 13.25 2.1201 13.48 2.1061 13.29 2.1694 13.4 2.2299 13.06 2.1844 12.76 2.1667 12.57 2.1072 12.35 2.1506 12.09 2.135 11.63 2.1581 11.58 2.1556 11.25 2.2087 10.17 2.2484 10.31 2.2971 10.23 2.351 10.15 2.4986 10.2 2.5445 10.23 2.5192 10.35 2.3059 10.29 2.2305 10.16 2.0724 10.21 1.9258 10.17 1.8325 10.31 1.8583 9.7 1.8325 9.7 1.8119 9.62 1.8704 9.66 1.814 9.8 1.837 9.47 1.8533 9.61 1.7784 9.81 1.7292 9.91 1.6942 9.83 1.6567 9.73 1.6527 9.78 1.6185 6.6 1.603 6.44 1.6856 6.41 1.7121 6.47 1.7686 6.49 2.0163 6.82 2.0166 6.62 2.1581 6.39 2.4032 6.41 2.4207 6.32 2.5858 6.39 2.6979 6.42 3.4801 5.78 3.6685 5.71 3.9378 5.69 7.0869 Weeks of demand LME cash nickel price $ per pound Current levels = ~ 5.5 weeks of demand Inventory consumption levels and nickel prices (LME + reported producer) Average >8 weeks (means current stocks are 50,000 tonnes below average)

Five years of under investment due to unrealized expectations from Australian acid leach projects has led to tight nickel markets until supply from new projects begins entering market in 2006 Timeline of Announcement to Production decion time to prod capacity Mt. Keith 1992 3.5 45 McCreedy E. 1993.5 2.5 13 PT Inco Exp 1994 4.5 23 Loma D.N. 1995 5 17 Minara 1995 4.5 45 Forteleza 1995.25 3.5 10 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 8 Emily Ann 1999.5 2.5 7 Tati Exp. 1999.5 2.75 5 VBN 2002.5 3.3 60 Tambang Exp. 2002.75 3.5 15 Rio Tuba 2002.75 2.5 10 Goro 2003 3.7 55 Maggie Hays 2003 1.75 4 Aguablanca 2003.25 1.75 8 Sally Mallay 2003.5 1.5 6 Eramet Exp. 2003.5 2 13 Montcalm 2003.75 1.75 8 Project Announcement Production Begins There were few major projects announced during this time period.

For decade ending 2002, over half of new supply came from collapse of the East Bloc, but this capacity is all gone Europe Total Availale Supply 2003-05 149 125 25 Increase in Russia+Cuban Exports (149kt) Remaining Big 4 Inco, WMC Falco, BHP (125kt) Other producers/ new production (26kt) Change in Annual WW+China Supply 1992-2002 Russian Nickel Consumption 1990-1994, 2004 1990 1991 1992 1993 1994 2004 USA 207781 168469 92000 62000 35000 28400 300kt 83% collapse

"Goro-size" Unrealized expectations of Australian laterites in the late 90s led to only two "Goro-size" projects being developed in the last 12 years decion time to prod capacity Mt. Keith 1992 3.5 45 1992 McCreedy E. 1993.5 2.5 13 1993 PT Inco Exp 1994 4.5 23 1994 Loma de Niquel 1995 5 17 Murrin Murrin 1995 4.5 45 Forteleza 1995.25 3.5 10 1995 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 1996 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 10 1998 Emily Ann 1999.5 2.5 7 1999 Tati Exp. 1999.5 2.75 6 Tambang Exp. 2002.75 3.5 15 Coral Bay 2002.75 2.5 10 2002 Maggie Hays 2003 1.75 7 Aguablanca 2003.25 1.75 8 Sally Malay 2003.5 1.5 6 2003 Eramet Exp. 2003.5 2 13 2005 Montcalm 2003.75 1.75 8 Falcondo Exp. 6 Jinchuan Exp. 15 VBN 40 2006 Goro 55 2007 Production Capacity of Recently Announced Projects 1992 1994 1995 1996 1998 1999 2002 2003 Full capacity not achieved New Primary Capacity Intermediate only 2005 2006

Supply will be limited for several years What projects are currently expected to go ahead? Expected Capacity (tonnes) Inco's Voisey's Bay - Q1/06 50,000 Inco's Goro - Q4/07 60,000 BHP Billiton's Ravensthorpe - Q4/07 45,000 CVRD's Vermelho - Q4/08 46,000 Supply from these projects will be phased in 2006-to-2011 With an assumed 4% long-term nickel demand growth rate, the market needs a "Goro-size" project every year to meet increased demand at that rate*

Most "greenfield" nickel projects on the drawing board in feasibility stage; Developing new nickel projects is challenging We're now seeing delays - higher capital costs; financing challenges, political risk, technology hurdles 7-to-10 years to bring on capacity, including three years to permit Much of world's nickel is lower grade Many deposits cannot be developed at a reasonable long-term nickel price Cyclicality of demand for nickel

WW production 1997 534300 1988 565300 1989 571900 1990 561247 Western World Nickel Production 1988-1990 If history is any guide don't expect high nickel prices to create additional supply 561 569 561 $18,850 $23,900 $19,200 $13,823 $13,337 $8,878 Peak price ($/t) Average price ($/t) kilotonnes $8.55 $10.84 $8.71 Peak price ($/lb) $6.27 $6.05 $4.03 Average price ($/lb)

High nickel prices have forced substitution to occur 2004 Underlying Demand Scrap impact 200 Series impact Ferritic impact Plating impact 2004 Forecast Demand Invisible dataset 1296 1284 1274 1264 total 1331 1262 35 12.5 10 10 Impact of substitution on 2004 Nickel Demand (Kt) -35 -15 -10 -10 Underlying demand growth +7% from 2003, as World IP +7% 1.6% growth from 2003 If prices were not high enough to force this substitution to occur, nickel demand would have been 50,000- 60,000 tonnes higher this year. Resulting in a deficit of an impossible 70,000-80,000 tonnes (+500kt) (+1%) (+2.3%) (-8%)

Real growth and market opportunities for nickel has been and will continue to be in Asia 1960 1990 2002 2012(e) Europe & U.S. 216404 402768 583327 583327 Japan 2327 163838 186664 186664 Korea/Taiwan - 40959 174998 330000 China - 34133 104999 350000 Other 13962 40959 116665 276189 China Korea/ Taiwan Japan Europe/ U.S. Other Nickel Demand by Region

China's importance to nickel demand should accelerate throughout this decade - for exports and domestic consumption Plating Stainless Other East 36 40 24 First Use of Nickel in China - 2004 Total nickel consumption: 161,000 tonnes Percentages will change as China adds over 3 million tonnes of stainless capacity in 2006

China lacks domestic nickel resources and processing capability - domestic nickel production meets about 50% of Chinese nickel demand intermediate nickel imports nickel production Finished nickel imports 2001 10000 40000 31432 2002 12000 40000 46293 2003 22000 45000 78486 2004 30000 45000 94000 2005(e) 49000 50000 95550 China Nickel Consumption Growth 2001-2005(e) Domestic Nickel Production 000s of tonnes Nickel Imports 24% CAGR Intermediate Nickel Imports 39% 47% 54% 56% 49%

A higher percentage of stainless in China is used in industrial applications Jin Mao Building, Shanghai Tsing Ma Bridge, Hong Kong The Tsing Ma Bridge is the second longest bridge in the world and features a lower level fitted with 1,000 tonnes of stainless steel wind deflectors. The Jin Mao Building is the tallest building in China and the exterior features about 220 tonnes of stainless steel

0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 SS Consumption Chinese stainless demand growth has been explosive for the past decade Chinese Stainless Consumption* 1990-2004(e) 2004 demand over 4.5 million tonnes per year - larger than US and Japan combined 25% stainless demand growth 1990-04 Represents over 20% of world stainless Stainless consumption = 4.5kg per capita in 2005 Western World average = 8.8kg per capita in 2005 millions of tonnes 5.5 05e * Excluding privately owned stainless producers

Demand Growth (CAGR %) 1950-60 0.079 1960-70 0.087 1970-80 0.034 1980-90 0.045 1990-00 0.058 2000-10 0.07 Western World+China Stainless Steel Production Growth China expected to drive stainless production growth this decade Annual CAGR (%) U.S. Europe Japan/ Europe Korea/ Taiwan China Key Growth Markets

Chinese domestic stainless steel production is set to increase significantly in the next five years, but imports will continue to be required to meet the growth in demand prod cons stainless cons 2000 690 1880 2001 823 2280 2002 1147 3160 2003 1796 4200 2004 2316 4700 2005 3152 5700 2010 8000 10000 China Stainless Steel Production and Imports (Self-sufficiency Percentage) Domestic Stainless Production (000s of Tonnes) Stainless Consumption 37% 36% 80% 36% 43% 49% 55%

Japan, Korea and Taiwan experienced 300% and 500% growth in GDP and stainless consumption, over 15 years, from when they were at current Chinese levels. Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 5425 5422 5700 5000 year 15 14678 15045 13000 GDP - ppp (per capita) $USD/ capita Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 3 3.8 4.2 3.5 year 15 13 17.3 19 +300% +500% ? ? Stainless Demand (Per capita) Kg/capita 2018 17kg/cap = >20M t

GDP/cap SS cons/cap Country 2004 data 39.9 7.7 USA 36.6 17.6 Japan 35.5 4.5 UK 33.4 17.9 Germany 31.1 8.6 Canada 32.9 6.9 France 29 25.3 Italy 25.3 12.7 Spain 13.5 41.8 Taiwan 14.2 23.3 South Korea 6.5 1.7 Mexico 3.3 1.4 Brazil 4.6 3.3 South Africa 2.5 3.2 Thailand 4.1 1.9 Russia 1.4 4.5 China 0.6 1 India Despite the high growth in Chinese stainless consumption in the past 15 years, consumption in China is only 40% of average Western per capita consumption level Avg = 8.8kg/capita consumption ex-China and India 2005 Consumption of stainless steel vs. per capita GDP Stainless Steel Consumption (kg/capita)

From 1960 to 1970, Japanese stainless steel production grew to over 1/3 of the world total. 1/3rd of 30+ Mtpa of world production by 2010 is 10Mt 1955 1960 1970 1980 1990 2000 2001 2002 2003f Japan 50 238 1643 2217 3130 3830 3866 3835 3971 Europe 492 960 1970 2900 4515 7961 7730 8130 8453 USA 1105 908 1158 1537 1851 2196 1816 2185 2235 Korea/Taiwan 0 0 0 10 510 2918 2758 3016 3502 Other 53 44 179 222 909 2235 2331 2885 3624 Korea/ Taiwan Japan USA Europe Western World + China Stainless Steel Production China/ Others Region Production (MMt) 2.15 19.14 18.50 20.05 21.70 4.95 6.86 10.91 1.70

Japan, Korea, and Taiwan have all undergone similar strong growth periods Japan 18% stainless demand growth 1960-70 1970 stainless demand per capita 9kg >11% IP Growth 1960-74 In 1960, Japan was 10% of WW stainless production. By 1974 had increased to >33% Represented half of world stainless production growth from 1960 to 1970 Korea/Taiwan 13% stainless demand growth from 1980-95 1995 stainless demand per capita Taiwan - 33kg, Korea 17kg Korea >10% annual IP Growth from 1980-95, Taiwan >12% annual IP growth from 1975-85 SS production increased by 10-fold from 1986 to 1995 to 8% of WW production and then doubled again by 2000 for a 16% share Represented almost half of world stainless production growth from 1995 to 2000

India is set to overtake China as the world's most populous nation by 2030 India is set to overtake China as the world's most populous nation by 2030. Will grow from 1.08 billion to 1.5 billion people, overtaking China, which is forecast to reach 1.44 billion from 1.3 billion currently Will also have the highest working population in the world GDP growth will remain strong for many years $1 trillion by 2011, $2 trillion by 2020... $27 trillion by 2050 Will become 3rd largest economy after USA and China Will overtake Italy by 2016, France by 2019, UK by 2022, Germany by 2023, and Japan by 2032

China's growth means higher nickel and copper consumption Intensity of Copper Consumption (2004) Chinese Nickel Demand and Consumption 3.0 million MT copper consumed 0 10 20 30 40 50 70 China Japan S. Korea Taiwan Per Capita Cu Consumption (lbs) 7X 11X 60 3X Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% 6% 16% 38% Industrial Production 11.4% 9.9% 12.6% 17% 16.7% 16% Stock Movements Consumption 1998 45622 1999 42237 2000 59932 2001 78151 10000 2002 5000 99293 2003 132700 10000 2004 10000 161000 2005e 188000 15000 2006f 10000 233000 30% 15% 16.1%

We made the investments necessary to assume a leading market position in Asia Inco TNC Limited (Japan, 1965) Taiwan Nickel Refining Company (1984) Korea Nickel Company (1989) Jinco Non-Ferrous Metals Co. (Kunshun, China, 1997) Japan Korea Taiwan China PT Inco Goro Shanghai Sales Office (1994)

China has surpassed Japan as the largest nickel consumer during first half 2005, accounting for about 16% of demand 1994 - 1 million tonnes 1994 2004 H1 2005 China 0.06 0.13 0.16 Japan 0.24 0.15 0.14 % World Nickel Demand World Nickel Demand:

Inco has 600 employees in China - as China's nickel market grows, we will grow with it 1994 2005 1997 2003 2004 Shanghai - Sales Office Kunshan - Jinco Nickel Salts Plant (65% interest) Jilin - exploration agreements Dalian - Shenyang - Champower nickel foam plant (77% interest) Considering opening a nickel utility plant with start-up of Goro to serve the China stainless industry nickel foam plant (77% interest) shearing plant

IP Growth demand Consumption Growth 2000 0.114 0.2 0.419 0.219 2001 0.099 0.2 0.245 0.045 2002 0.126 0.2 0.33 0.13 2003 0.173 0.2 0.357 0.199 2004 0.14 0.2 0.22 0.016 2005e 0.16 2006f 0.3 Chinese Nickel Consumption Growth 2000-2006f Chinese IP growth 11.4% 9.9% 12.6% 17.0% 16.7% 20% growth Chinese consumption growth has remained above 20% in years when IP growth has been lower than the current 14.5% level 16.1% Average = >25% Slower IP growth, but strong nickel demand 14.5%

If China follows the same path as Japan (from point that it was 8% of world demand), China can still experience nickel demand growth of over 17% for eleven more years (May be conservative given that China has 13X the population) Japan China 0 100 100 2001 1 108.2802548 109.9 2002 2 120.3821656 123.7474 2003 3 139.4904459 143.7093051 2004 4 144.5859873 5 163.6942675 6 195.5414013 7 226.1146497 8 261.7834395 9 298.089172 10 305.7324841 11 328.0254777 12 377.0700637 Years from beginning of period Japan-1961, China-2001 Industrial Production Growth Index value Japan China 0 100 100 1 74 103 2 126 157 3 156 166 4 151 5 186 6 263 7 298 8 351 9 502 10 416 11 433 Years from beginning of period Japan-1961, China-2001 Nickel Demand Growth Index value China 2004 Japan 1973 8% 12% Share of world nickel demand China 2004 Japan avg. growth 1961-1973 = 17% If China grows 17% per year from 2001, demand will be 324kt by 2009 Japan avg. IP growth 1961- 1973 = 12%

China is following the same stainless demand timeline as Japan, Korea, and Taiwan implying that annual Chinese stainless demand could reach seven kilograms per capita or 10 million tonnes - by 2010 Stainless Demand per capita (kg) Number of years from beginning of period Japan-1950, Korea, Taiwan-1960, China-1984 Kg per Capita Taiwan Korea Japan China 2004 - Chinese stainless 3.5 kg per capita consumption 4.5 million tonnes demand If trend continues... 2010 - Chinese stainless 7 kg per capita consumption 10 million tonnes demand 12% growth per year Japan Korea Taiwan China 0 0 0 0 1 0 0 0 2 0 0 0.2 3 0 0 0.2 4 0 0 0.2 5 0.1 0 0.3 6 0.2 0 0.2 7 0.3 0 0.2 8 0.4 0 0.3 9 0.6 0 0.4 10 0.6 0 0.5 11 0.7 1 0.6 12 0.6 1.3 0.8 13 0.7 1.9 0.9 14 0.6 1.8 1.1 15 1.9 0.5 1.7 1.3 16 2.1 1.6 2.8 1.4 17 2.1 3.2 3.1 1.8 18 3 2.6 4.2 2.5 19 4.2 3.2 3.8 3.23 20 4 3.8 4.5 3.5 china 2004 21 4.5 4 4.3 22 5.1 2.8 4.7 23 5.4 3.7 5.3 24 6.7 5.2 6.2 25 9.2 5.7 5.8 26 7.1 10.8 9.7 27 7.4 9.5 11 28 9.3 11 10.6 29 8.2 11 11.1 30 6.4 10.3 10.2 31 7.4 10.1 19 32 7.3 10.7 20.9 33 7.3 13.2 26 34 9.2 14.8 28.6 35 9.2 17.3 32.9 36 8.1 15.9 34.2 37 9 17.6 35.9 38 9.8 11.4 30 39 10.6 18 38.5 40 11.2 18.6 35.2 41 10.6 18.6 29.6 42 12.1 20.9 31.5 43 14

Chinese stainless capacity expected to increase by over six million tonnes and account for 70% of the growth in world output in the next five years 2004 2005 2006 2007 2008 2009 China 1430 2342 4402 6822 7522 7722 Europe 10378 10728 10978 10878 10878 10878 USA 3450 3450 3500 3650 3950 4250 Korea/Taiwan 4050 4120 4305 4305 4305 4305 Japan 4475 4420 4420 4420 4420 4420 Other 3625 3510 3510 4310 4310 4310 Total 27408 28570 31115 34385 35385 35885 China Korea/ Taiwan Japan Europe Other World Stainless Capacity Growth U.S. Total Average rate of growth Growth 000s of tonnes 5.5% 8,550 4% 700 0% 0 1% 250 4% 800 1% 500 40% 6,300 Million tonnes

About 2/3 of China's nickel in stainless consumption is needed to meet domestic demand Stainless* Nickel Construction 17.6 17 Engineering 12.3 23 Transport 3.3 6.5 Tubular 9.4 12 Unallocated 11.4 1.3 Metal Goods 38.9 30.9 Electronics 7.1 9.2 End use consumption of nickel in stainless in China (2003) Engineering 23.0% (Vessels, tanks, petrochemical, packaging) Construction 17.0% (exterior panels, window frames, lifts) Transport 6.5% (Automotive, bicycles, shipbuilding) Metal goods 30.9% (Tableware, cutlery, fasteners, wire) Tubular 12.0% (seamless, welded tubes, flanges) Electronics 9.2% (Kitchen appliances,data processing, consumer electronics) Largely Domestically consumed Other 1.3% Both domestically consumed and exported

Restructuring in stainless industry will continue, and total nickel demand will increase China's quest for self sufficiency will again be a major market influence Stainless production is starting to increase, yet there will be no increase in scrap Non-stainless market growth will continue Nickel supply will struggle to keep pace The stainless industry is recognizing the new global powerhouse of China and its quest for self-sufficiency Chinese Stainless Production and Import Reliance Kilo tonnes Import reliance China imports Production - State Owned Enterprises Production - Private Imports share of demand 1/1/2000 36.66 20.833 156583 0.76 2/1/2000 36.66 20.833 156583 0.76 3/1/2000 36.66 20.833 156583 0.76 4/1/2000 36.66 20.833 156583 0.76 5/1/2000 36.66 20.833 156583 0.76 6/1/2000 36.66 20.833 156583 0.76 7/1/2000 36.66 20.833 156583 0.76 8/1/2000 36.66 20.833 156583 0.76 9/1/2000 36.66 20.833 156583 0.76 10/1/2000 36.66 20.833 156583 0.76 11/1/2000 36.66 20.833 156583 0.76 12/1/2000 36.66 20.833 156583 0.76 1/1/2001 43.6 25 190167 0.78 2/1/2001 43.6 25 190167 0.78 3/1/2001 43.6 25 190167 0.78 4/1/2001 43.6 25 190167 0.78 5/1/2001 43.6 25 190167 0.78 6/1/2001 43.6 25 190167 0.78 7/1/2001 43.6 25 190167 0.78 8/1/2001 43.6 25 190167 0.78 9/1/2001 43.6 25 190167 0.78 10/1/2001 43.6 25 190167 0.78 11/1/2001 43.6 25 190167 0.78 12/1/2001 43.6 25 190167 0.78 1/1/2002 221005 45 45 232215 0.81 2/1/2002 165539 45 45 187481 0.76 3/1/2002 275157 45 45 272120 0.83 4/1/2002 257819 50 45 269183 0.81 5/1/2002 252348 50 45 250219 0.8 6/1/2002 242094 50 45 246657 0.8 7/1/2002 265116 50 45 270012 0.81 8/1/2002 298503 54 45 298408 0.82 9/1/2002 279059 54 45 291833 0.81 10/1/2002 230468 54 45 246184 0.78 11/1/2002 246860 55 45 241788 0.77 12/1/2002 289490 55 45 282940 0.81 1/1/2003 297346 50 54.1666 306055 0.84 2/1/2003 238450 50 54.1666 254626 0.8 3/1/2003 300717 61 54.1666 311218 0.8 4/1/2003 320047 64 54.1666 333661 0.81 5/1/2003 301380 94 54.1666 341813 0.73 6/1/2003 324078 95 54.1666 368150 0.74 7/1/2003 342005 90 54.1666 380617 0.76 8/1/2003 287016 91 54.1666 338143 0.73 9/1/2003 337057 92 54.1666 390076 0.76 10/1/2003 318896 95 54.1666 368251 0.74 11/1/2003 318792 95 54.1666 363020 0.74 12/1/2003 335629 100 54.1666 383341 0.74 1/1/2004 299032 80 83.33333 424476 0.62 2/1/2004 330243 86 83.33333 433776 0.61 3/1/2004 313861 74 83.33333 413827 0.62 4/1/2004 348702 83 83.33333 455671 0.63 5/1/2004 259743 101 83.33333 377825 0.51 6/1/2004 273143 102 83.33333 382800 0.52 7/1/2004 297249 102 83.33333 416493 0.56 8/1/2004 291588 115 83.33333 380613 0.48 9/1/2004 284132 125 83.33333 427604 0.51 10/1/2004 268180 141 83.33333 429073 0.48 11/1/2004 326080 152 83.33333 473059 0.5 12/1/2004 341737 155 83.33333 503750 0.53 1/1/2005 326860 153.504 93.998 503796 0.507293 2/1/2005 279904 157.248 93.998 485151 0.477039319 3/1/2005 434529 175.638 93.998 614212 0.570014081 4/1/2005 387718 173.238 93.998 573212 0.538596743 5/1/2005 324258 163.24 93.999 513920 0.493516338 6/1/2005 330844 158.244 93.999 525417 0.510581246 7/1/2005 277303 175.903 105.665 511555 0.424625791 8/1/2005 186.913 105.665 0.373302746 9/1/2005 166.913 105.667 0.454930482 10/1/2005 159.911 105.67 0.401425323 11/1/2005 150.912 105.671 0.418295215

In 2004, China accounted for nearly half of the world's total stainless imports, so any import displacement cannot easily be made up elsewhere country ex Net imports Share of world CHINA+HK 2802971 0.47 U S A 535197 0.57 THAILAND 304460 0.62 CANADA 272150 0.66 MEXICO 230899 0.7 TURKEY 213013 0.74 SINGAPORE 180563 0.77 POLAND 156044 0.8 MALAYSIA 132377 0.82 AUSTRALIA 125665 0.84 SWITZERLAND 99126 0.86 CZECH REPUBLIC 98424 0.87 AUSTRIA 86989 0.89 DENMARK 82401 0.9 NETHERLANDS 81688 0.92 RUSSIA 79140 0.93 PORTUGAL 57315 0.94 INDONESIA 57142 0.95 HUNGARY 48230 0.96 GREECE 44533 0.96 Stainless Steel Net Imports - 2004 ('000s of tonnes) Cumulative %

China's reduced import requirement has a major impact on countries and companies that rely on exporting their excess stainless steel production country ex Net Exports Share of world JAPAN 1173300 0.17 KOREA 1016631 0.32 FINLAND 951111 0.46 BELGIUM 789201 0.57 TAIWAN 723756 0.67 S AFRICA 521743 0.75 SPAIN 481935 0.82 SWEDEN 377251 0.87 INDIA 250249 0.91 BRAZIL 197793 0.94 FRANCE 158714 0.96 ITALY 116910 0.98 UKRAINE 49896 0.99 GERMANY 42286 0.99 SLOVENIA 26980 1 UK 21691 1 Stainless Steel Net Exports - 2004 Cumulative % ('000s of tonnes)

year forecast gross prod actual prod disruption Disruption % Nickel Price 1996 966 943 23 0.0238 7499.72 1997 1015 1000 15 0.0148 6916.33 1998 1035 1012 23 0.0222 4617.16 1999 1050 1026 24 0.0229 6026.51 2000 1120 1108 12 0.0107 8641.43 2001 1170 1147 23 0.0197 5948.41 2002 1205 1176 29 0.0241 6771.83 2003 1250 1204 46 0.0368 9640.34 2004 1295 1255 40 13851.65 0.0309 2005 1335 1285 45 14732.72 0.0375 2006f 0.03 0.01 2006 will be another year where high nickel prices encourage producers to operate at or above capacity; this creates a very high risk of supply disruptions, as seen in recent years World Nickel Production Disruptions & Nickel Prices Actual Disruption Nickel Price $/tonne Note: Disruption calculated as variance from start of year gross production forecast to end of year actual production results. * 2003 disruption high due to Inco Sudbury strike. In absence of strike, disruption was 2% *

Focus on safety led to best ever result in 2005 97 98 99 00 01 02 03 04 05 East 4.2 3.5 2.7 2.5 1.8 1.7 1.7 1.4 1.3 Frequency of disabling injuries for each 200,000 person hours

We continue to work hard to reduce our environmental footprint Furnace No. 3 new off gas handling system In environmental compliance since May 2005 ? production by 1.7 million pounds of nickel per year Other furnaces will be retrofitted as follows: No. 4: late-2006 No. 1 and 2: mid-2007 PT Inco - Furnace No. 3 PT Inco, Indonesia Expanded acid plant capacity to accommodate a fluid bed roaster as part of SO2 abatement program Will result in 30% ? in SO2 emissions In 2006 will start work on Converter No. 8 to improve SO2 levels Sudbury, Ontario Ontario - acid plant